Aspen Group, Inc.

276 Fifth Avenue, Suite 505

New York, New York 10001

January 6, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:

Aspen Group, Inc.

Registration Statement on Form S-3

File No. 333-251459

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Aspen Group, Inc. (the “Company”) is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m. on January 15, 2021, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ Michael Mathews
Michael Mathews
Chief Executive Officer

cc:

Michael D. Harris, Esq.

Constantine Christakis, Esq.